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SECURITIES ... SSION
Washington, D.C. 20549

SEC FILE NUMBER
8- 47152

PROCESSING
SEC MAIL
RECEIVED
MAR 05 2002
143
SECTION
WASH. DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Alerus Securities [redacted]

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2300 Columbia Road South
(No. and Street)

Grand Forks (City) North Dakota (State) 58201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alan Bye (701) 795-3347
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brady Martz & Associates, P.C.
(Name — *if individual, state last, first, middle name*)

401 DeMers Avenue Suite 300 (Address) Grand Forks, (City) North Dakota (State) 58201 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 12 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brian Kraft, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alerus Securities Corporation, as of December 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

JENNIFER K. GALLAWAY
Notary Public, STATE OF NORTH DAKOTA
My Commission Expires APRIL 22, 2002.

This report** contains (check all applicable boxes):

- XX (a) Facing page.
- XX (b) Statement of Financial Condition.
- XX (c) Statement of Income (Loss).
- XX (d) Statement of Changes in Financial Condition.
- XX (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- XX (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- XX (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- XX (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- XX (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALERUS SECURITIES CORPORATION

GRAND FORKS, NORTH DAKOTA

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2001

TOGETHER WITH INDEPENDENT AUDITOR'S REPORT

TABLE OF CONTENTS

* * * * * * * * * * *

BRADY
MARTZ

CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To The Board of Directors
Alerus Securities Corporation
Grand Forks, North Dakota

We have audited the accompanying statement of financial condition of Alerus Securities Corporation as of December 31, 2001 and 2000, and the related statements of income, stockholder's equity and cash flows for the years ended December 31, 2001 and 2000, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alerus Securities Corporation as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brady Martz

BRADY, MARTZ & ASSOCIATES, P.C.

January 11, 2002

BRADY, MARTZ & ASSOCIATES, P.C.
401 Demers Avenue Suite 300 P.O. Box 14296
Grand Forks, ND 58208-4296 (701) 775-4685 Fax (701) 795-7498

OTHER OFFICES: Minot and Bismarck, ND
Thief River Falls, MN

McGLADREY NETWORK
An Independently Owned Member
Worldwide Services Through RSM International

ALERUS SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
As of
December 31, 2001 and 2000

ASSETS	2001	2000
CURRENT		
Cash and Cash Equivalents	$ 148,382	$ 120,406
Marketable Securities	251,393	387,080
Restricted Investment	100,000	100,000
Interest Receivable	4,136	6,857
Due From Affiliate	40,149	
Commission Receivable	92,769	138,750
Deferred Income Taxes	2,536	4,311
Total Current Assets	$ 639,365	$ 757,404
PROPERTY AND EQUIPMENT		
Furniture and Equipment	$ 148,271	$ 148,271
Accumulated Depreciation	(91,509)	(69,557)
Net Property and Equipment	$ 56,762	$ 78,714
OTHER ASSETS		
Acquisition Goodwill	$ 255,015	$ 276,341
Prepaid Expenses	13,518	13,825
Total Other Assets	$ 268,533	$ 290,166
TOTAL ASSETS	$ 964,660	$ 1,126,284
LIABILITIES		
CURRENT		
Income Taxes Payable		$ 50,784
Accrued Expenses	$ 75,857	97,285
Total Current Liabilities	$ 75,857	$ 148,069
LONG-TERM		
Deferred Taxes	$ 10,027	$ 14,416
STOCKHOLDER'S EQUITY		
COMMON STOCK ($.01 Par Value- 1,500 Shares Authorized, 50 Shares Issued and Outstanding)	$ 1	$ 1
ADDITIONAL PAID-IN CAPITAL	1,600,914	1,600,914
RETAINED DEFICIT	(722,139)	(637,116)
Total Stockholder's Equity	$ 878,776	$ 963,799
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 964,660	$ 1,126,284

See Accompanying Notes to the Financial Statements

ALERUS SECURITIES CORPORATION
STATEMENT OF INCOME
For the Years Ended December 31, 2001 and 2000

	2001	2000
REVENUES		
Commissions	$ 1,038,588	$ 1,518,542
Investment Income	48,912	64,679
Total Revenue	$ 1,087,500	$ 1,583,221
EXPENSES		
Employee Compensation and Benefits	$ 700,692	$ 760,793
Education and Training	6,306	11,188
Occupancy Costs	52,084	49,452
Communications and Data Processing	109,690	127,946
Advertising and Promotion	47,001	83,225
Brokerage, Exchange and Clearance Fees	248,207	358,642
Other Operating Expenses	51,306	53,518
Total Expenses	$ 1,215,286	$ 1,444,764
NET INCOME (LOSS) BEFORE INCOME TAXES	$ (127,786)	$ 138,457
Income Tax Expense (Benefit)	(42,763)	52,871
NET INCOME (LOSS)	$ (85,023)	$ 85,586

See Accompanying Notes to the Financial Statements

ALERUS SECURITIES CORPORATION
STATEMENT OF STOCKHOLDER'S EQUITY
For the Years Ended December 31, 2001 and 2000

	Common Stock	Additional Paid-in Capital	Retained Deficit	Total
BALANCE DECEMBER 31, 1999	$ 1	$ 1,600,914	$ (447,702)	$ 1,153,213
Dividends Paid			(275,000)	(275,000)
Net Income 2000			85,586	85,586
BALANCE DECEMBER 31, 2000	$ 1	$ 1,600,914	$ (637,116)	$ 963,799
Net Loss 2001			(85,023)	(85,023)
BALANCE DECEMBER 31, 2001	$ 1	$ 1,600,914	$ (722,139)	$ 878,776

See Accompanying Notes to the Financial Statements

ALERUS SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
For the Years Ended December 31, 2001 and 2000

	2001	2000
OPERATING ACTIVITIES		
Net Income (Loss)	$ (85,023)	$ 85,586
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided (Used) by Operating Activities:		
Depreciation and Amortization	43,278	45,587
Effects on Operating Cash Flows Due to Changes in:		
Investments	(18,364)	(25,932)
Deferred Income Taxes	(2,614)	(2,841)
Commissions Receivable	45,981	(18,978)
Taxes Receivable		4,928
Taxes Payable	(50,784)	50,784
Due from Affiliates	(40,149)	2,706
Interest Receivable	2,721	(688)
Prepaid Expenses	307	(2,788)
Accrued Expenses	(21,428)	15,818
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	$ (126,075)	$ 154,182
INVESTING ACTIVITIES		
Purchase of Investments		$ (23,891)
Proceeds from the Sale of Investments	$ 154,051	
Disposal of Property, Plant and Equipment		8,067
Purchase of Property, Plant and Equipment		(9,358)
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES	$ 154,051	$ (25,182)
FINANCING ACTIVITIES		
Dividends Paid		$ (275,000)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENT!	$ 27,976	$ (146,000)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	120,406	266,407
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 148,382	$ 120,407

See Accompanying Notes to the Financial Statements

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Alerus Securities Corporation is a wholly owned subsidiary of Alerus Financial, which is a wholly owned subsidiary of Alerus Financial Corporation. The Company conducts its business as a registered broker-dealer in securities. As such, the Company initiates securities purchase and sale transactions on behalf of its customers through an affiliation with another broker-dealer who executes the transactions and provide various other customer account services on a fully-disclosed basis. Its principal market is located in Eastern North Dakota and the surrounding region.

Cash and Cash Equivalents For the purposes of the statement of cash flows, the Company considers cash on deposit in demand accounts as cash and cash equivalents.

Securities' Transactions Proprietary securities transactions in regular-way trades are recorded on trade date, as if they had settled. Profit and loss arising from all securities transactions entered for the account and risk of the Company are recorded on trade date. Customers' securities transactions are reported on a settlement date basis with related commissions income and expenses reported on a trade date basis.

Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the Board of Directors. The resulting difference between cost and market (or fair value) is included in income.

Furniture and Equipment Furniture and equipment are stated at cost less accumulated depreciation. Depreciation is computed on a straight-line basis using estimated useful lives of 5 to 10 years.

Commission Income Commission income from customer security transactions is recorded on a trade date basis.

Advertising Expense Advertising expenses were $42,823 and $78,947 for the years ended December 31, 2001 and 2000, respectively. Advertising costs are expensed as incurred.

Income Taxes Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due and deferred taxes related primarily to differences between the financial and tax bases of development costs and furniture and equipment. The deferred taxes represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

The Company files a consolidated Federal income tax return with its parent and affiliated companies and a separate state income tax return. The income tax relating to the individual companies are generally computed as if each company had filed a separate return and any tax benefits realized by a company as a result of filing a consolidated return are paid to the company providing the benefits.

Use of Estimates The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2 MARKETABLE SECURITIES

Marketable securities owned by the Company at December 31, 2001 and 2000 are as follows:

	12-31-01	12-31-00
Obligations of U.S. Government	$374,463	$487,080

NOTE 3 RESTRICTED INVESTMENT

Alerus Securities owns a $100,000 US Government Security that is held in an account by the clearing broker and used as a clearing deposit.

NOTE 4 RELATED PARTY TRANSACTIONS

The Company is a member of a group of affiliated companies due to common ownership by Alerus Financial Corporation. Certain common costs, which are incurred by one member of the group, may benefit the other members. Allocation of these costs is done according to the discretion of management. These costs relate primarily to services provided and costs incurred in the areas of administrative and management support. These cost allocations may not be representative of the costs that would have been incurred had the Company been operating independently. Reimbursements by the Company for services provided and expenses incurred by Alerus Financial for 2001 and 2000 amounted to $51,811 and $91,337 respectively.

The facilities occupied by Alerus Securities Corporation are owned by affiliated companies. The leases are classified as operating leases and extend through October 31, 2007. The leases call for monthly payments in accordance with the agreements. Rental payments amounted to $52,084 and $49,452 for the years ended December 31, 2001 and 2000, respectively.

A schedule of future minimum lease payments by year is detailed below:

2002	$ 36,945
2003	27,086
2004	27,086
2005	27,086
2006	27,086
Thereafter	22,571
	$167,860

NOTE 5 EMPLOYEE RETIREMENT PLAN

The Company participates in the employee defined contribution retirement plans including a noncontributory profit sharing plan, an employee stock ownership plan (ESOP) and a salary reduction profit sharing plan of Alerus Financial Corporation. The plans cover substantially all full-time employees upon satisfying prescribed eligibility requirements for age and length of service. Contributions to the noncontributory profit sharing plan and the ESOP are determined annually by the Board of Directors at their discretion and allocated to participants based on a percentage of annual compensation. Under the salary reduction profit sharing plan, the Company contributes 100 percent of amounts deferred by employees up to 3 percent of eligible compensation and 50 percent of amounts deferred by employees between 3 percent and 6 percent of eligible compensation. Contributions to the Plans for 2001 and 2000 were $26,654 and $25,963, respectively.

NOTE 6 INCOME TAXES

The total applicable income taxes reported in the statement of income for the years ended December 31, 2001 and 2000 includes the following components:

	2001	2000
Current:		
Federal	($40,148)	$50,784
State		4,929
Total	($40,148)	$55,713
Deferred:		
Federal	($2,614)	($2,841)
State		
Total	($2,614)	($2,841)
Total Current and Deferred:		
Federal	($42,762)	$47,943
State		4,929
Total	($42,762)	$52,872

Net long-term deferred income taxes are included in other liabilities for the years ended December 31, 2001 and 2000. Net short-term deferred taxes are included as current assets on the balance sheet. Significant temporary differences between tax and financial reporting that give rise to net deferred tax assets (liabilities) are as follows at December 31, 2001 and 2000.

	2001	2000
Deferred Tax Assets		
State Net Operating Loss Carryforwards	$34,495	$35,191
Accrued Flexible Time Off	3,006	2,440
Net Current Deferred Tax Asset	$37,501	$37,631
Deferred Tax Liabilities		
Depreciation	$11,884	$14,416
Net Long-Term Asets (Liabilities)		
Before Valuation Allowance	$25,616	$23,215
Valuation Allowance	(33,107)	(33,320)
Net Deferred Tax Liabilities	($7,491)	($10,105)

The Company files a consolidated federal income tax return with its parent and affiliated companies. Amounts payable by or (due to) the Company in connection with filing a consolidated federal income tax return amounted to $(40,148) at December 31, 2001 and $50,784 at December 31, 2000.

The Company has state net operating loss carryforwards of $574,909, which expire in varying amounts between 2002 and 2009. Realization is dependent on generating sufficient taxable income prior to expiration of the loss carryforwards. Management has recorded a valuation allowance of $33,107 for this deferred tax asset.

NOTE 7 ACQUISITION OF GOODWILL

In December 1998, the Corporation acquired the assets of a business which provides brokerage services. The asset purchase resulted in goodwill being recorded in the amount of $319,879. Goodwill is being amortized on a straight-line basis over fifteen years. Amortization of goodwill charged to expense was $21,325 for both year ended December 31, 2001 and 2000. Accumulated amortization amounted to $64,864 and $43,538 as of December 31, 2001 and 2000, respectively.

NOTE 8 DEPRECIATION EXPENSE

Depreciation expense charged to operations was $21,952 and $24,262 in 2001 and 2000, respectively.

NOTE 9 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital (as defined under this rule). The Company, as defined under Rule 15c3-1, accepts deposits from customers and handles the transition of cash between the clearing broker and customers. It is subject to the $250,000 net capital requirements for clearing-broker dealers. As of December 31, 2001, the Company had net capital of $479,491, which was $229,491 in excess of its required net capital of $250,000.

* * * * * * * * * * *

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934
As of December 31, 2001

SCHEDULE I

ALERUS SECURITIES CORPORATION

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE ACT OF 1934

As of December 31, 2001

Total Stockholder's Equity Qualified for Net Capital		$878,775
Deductions and Charges		
Non allowable Assets		
Acquisition Goodwill	$255,015	
Furniture and Equipment- Net	56,762	
Receivables Over 30 Days	17,707	
Intercompany Receivables	40,149	
Prepaid Expenses	13,518	
Deferred Taxes	2,536	385,687
Net Capital Before Haircuts onSecurities Positions		$493,088
Haircuts on Securities		
Trading and Investment Securities		
U.S. Government Obligations	$1,567	
U.S. Government Agencies	9,093	
Fidelity Fund Money Market Portfolio	2,937	13,597
NET CAPITAL		$479,491
AGGREGATE INDEBTEDNESS		
Items Included in Consolidated Statements of Financial Condition		
Payable to Clearing Broker		$16,650
Brokerage Commissions Payable		9,476
Accrued Expenses on Employee Benefit Plans		31,092
Other Accounts Payable and Accrued Expenses		18,640
AGGREGATE INDEBTEDNESS		$75,858
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Net Capital Required		$250,000
Excess Net Capital at 1500%		$229,491
Excess Net Capital at 1000%		$229,491
Ratio of Aggregate Indebtedness to Net Capital		.15 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION		
Net Capital, as Reported in Company's Part II (unaudited FOCUS Report)		$482,027
Current Deferred Tax Asset Reported Net with Liabilities on FOCUS		2,536
Net Capital Annual Report		$479,491

EXEMPTIONS

The Company is exempt from presenting other supplementary schedules under SEC Rule 15c3-1 (k) (2) (ii) as an introducing broker.

BRADY
MARTZ

CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

To the Board of Directors
Alerus Securities Corporation
Grand Forks, North Dakota

In planning and performing our audit of the financial statements and supplemental schedules of Alerus Securities Corporation (the "Company") for the year ended December 31, 2001, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

BRADY, MARTZ & ASSOCIATES, P.C.
401 Demers Avenue Suite 300 P.O. Box 14296
Grand Forks, ND 58208-4296 (701) 775-4685 Fax (701) 795-7498

OTHER OFFICES: Minot and Bismarck, ND
Thief River Falls, MN

McGLADREY NETWORK
An Independently Owned Member
Worldwide Services Through RSM International

Because of inherent limitations in any internal control structure or the practices and procedures referred in above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions, however, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Brady, Martz

BRADY, MARTZ & ASSOCIATES, P.C.

January 11, 2002